UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          (Amendment No. _______)*


                           ANC Rental Corporation
-----------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 001813104
                                 ---------
                               (CUSIP Number)

                             Rosalie V. Arthur
                          200 South Andrews Avenue
                         Fort Lauderdale, FL 33301
                               (954) 320-4000

                              with copies to:
                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8158

-----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 4, 2001
                       ----------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Michael S. Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               3,262,863 (or 3,703,943)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             3,262,863 (or 3,703,943)

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,262,863 shares of Common Stock, comprised of (i) 110,000 shares of Common Stock; (ii) options to acquire 1,000,000 shares of Common Stock; and (iii) 2,152,863 shares of Common Stock owned by the Michael S. Egan Living Trust (or 3,703,943 shares of Common Stock if the 441,080 shares of Common Stock owned by the GRAT Trusts (as such term is defined below) are included).

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 7.0% (or approximately 8.0% if the shares of Common Stock owned by the GRAT Trusts (as such term is defined below) are included).

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Michael S. Egan Living Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               2,152,863

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             2,152,863

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,152,863 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 4.8%

14  TYPE OF REPORTING PERSON

    OO

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Michael S. Egan Grantor Retained Annuity Trust for Sarah
        Egan Mooney

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               88,216

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             88,216

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    88,216 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

    OO

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Michael S. Egan Grantor Retained Annuity Trust for
        Eliza Shenners Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               88,216

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             88,216

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    88,216 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

    OO

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Michael S. Egan Grantor Retained Annuity Trust for
        Catherine Lewis Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               88,216

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             88,216

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    88,216 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

    OO

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Michael S. Egan Grantor Retained Annuity Trust for
        Teague Michael Thomas Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               88,216

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             88,216

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    88,216 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

    OO

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Michael S. Egan Grantor Retained Annuity Trust for
        Riley Martin Michael Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               88,216

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             88,216

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    88,216 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

    OO

CUSIP No. 001813104

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The 110 Group Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               9

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             9

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 0.1%

14  TYPE OF REPORTING PERSON

    OO

                                SCHEDULE 13D
                                ------------

          This Schedule 13D amends the Schedule 13G filed by the Reporting Persons (as defined below) on February 14, 2001. Due to an option grant by the Issuer's Board of Directors, the Reporting Persons are no longer entitled to rely on Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the "Act"), to file a Schedule 13G.

ITEM 1.   SECURITY AND ISSUER.

          The name of the issuer is ANC Rental Corporation., a Delaware corporation (the "Issuer"). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 200 South Andrews Avenue, Ft. Lauderdale, FL 33301. The class of equity securities to which this statement relates are shares of Common Stock, $.01 par value per share, of the Issuer (the "Common Stock").

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The persons filing this schedule are The Michael S. Egan Grantor Retained Annuity Trust for Sarah Egan Mooney (the "Sarah Egan Mooney GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan (the "Eliza Shenners Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Catherine Lewis Egan (the "Catherine Lewis Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Teague Michael Thomas Egan (the "Teague Michael Thomas Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Riley Martin Michael Egan (the "Riley Martin Michael Egan GRAT") (collectively the "GRAT Trusts"), The Michael S. Egan Living Trust (the "Egan Trust"), the 110 Group Trust (the "110 Trust) (collectively with the GRAT Trusts and the Egan Trust, the "Trusts"), and Michael S. Egan ("Mr. Egan) (collectively with the Trusts, the "Reporting Persons").

          While the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Act, the Reporting Persons disclaim that any such group exists.

          The following are the trustees (the "Trustees" and collectively with the Reporting Persons, the "Subject Persons") of the Reporting Persons which are trusts:

               Name of Trust                            Trustees
               -------------                            --------

          Egan Trust                                 Michael S. Egan

          Sarah Egan Mooney GRAT                     Michael S. Egan
                                                     Rosalie V. Arthur
                                                     Dennis Dustin Smith
                                                     W. A. Bryan Patten

          Eliza Shenners Egan GRAT                   Michael S. Egan
                                                     Rosalie V. Arthur
                                                     Dennis Dustin Smith
                                                     W. A. Bryan Patten

          Catherine Lewis Egan GRAT                  Michael S. Egan
                                                     Rosalie V. Arthur
                                                     Dennis Dustin Smith
                                                     W. A. Bryan Patten


          Teague Michael Thomas Egan GRAT            Michael S. Egan
                                                     Rosalie V. Arthur
                                                     Dennis Dustin Smith
                                                     W. A. Bryan Patten

          Riley Martin Michael Egan GRAT             Michael S. Egan
                                                     Rosalie V. Arthur
                                                     Dennis Dustin Smith
                                                     W. A. Bryan Patten

          110 Trust                                  S. Jacqueline Egan
                                                     Rosalie V. Arthur
                                                     Dennis Dustin Smith


          (b) The business address of each of the Reporting Persons is P.O. Box 029006, Fort Lauderdale, Florida 33302.

          (c) The Reporting Persons which are trusts were established for the benefit of their respective beneficiaries. Mr. Egan is the Chairman of the Board and Chief Executive Officer of ANC Rental Corporation, located at 200 South Andrews Avenue, Fort Lauderdale, Florida 33301. S. Jacqueline Egan is the wife of Mr. Egan and her address is P.O. Box 029006, Fort Lauderdale, Florida 33302. Rosalie Arthur is the Vice President, Mergers & Acquisitions, of ANC Rental Corporation, located at 200 South Andrews Avenue, Fort Lauderdale, Florida 33301. W. A. Bryan Patten is a Chartered Financial Advisor at the Investment Firm of Patten & Patten, Inc., located at 520 Lookout Street, Chattanooga, Tennessee 37403. Dennis Dustin Smith is a partner at the law firm of Tripp, Scott, P.A., located at 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

          (d) During the past five years, none of the Subject Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Subject Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Persons which are trusts were each established under the laws of Florida. Egan and the Trustees are each citizens of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          2,593,964 shares of Common Stock were acquired by the Reporting Persons in the spin-off of 100% of the Issuer's Common Stock to the stockholders of AutoNation, Inc. ("AutoNation"). In the spin-off, stockholders of AutoNation received one share of Common Stock for every eight shares of AutoNation Common Stock held at the close of business on June 16, 2000.

          On July 3, 2000, the Issuer's Board of Directors granted Mr. Egan options to acquire 750,000 shares of Common Stock. Each option is exercisable into one share of Common Stock and all 750,000 options vested immediately. Mr. Egan purchased 109,988 shares of Common Stock on the open market between July 5, 2000 and November 15, 2000 in a brokerage margin account. On March 21, 2001, the Issuer's Board of Directors granted Mr. Egan options to acquire 750,0000 shares of Common Stock effective July 3, 2001. Each option is exercisable into one share of Common Stock. 250,000 of the options vest on July 3, 2001, 250,000 of the options vest on July 3, 2002, and 250,000 of the options vest on July 3, 2003.

          S. Jacqueline Egan and Rosalie V. Arthur acquired their shares of Common Stock in the spin-off of 100% of the Issuer's Common Stock to the stockholders of AutoNation.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons intend to hold the Common Stock for investment purposes and, depending upon price, general economic and stock market conditions and other factors, each Reporting Person may sell, or otherwise dispose of, such Common Stock or acquire additional shares of Common Stock. None of the Reporting Persons have any plans, intentions, or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

          While the foregoing represents a range of activities currently contemplated by the Reporting Persons with respect to the Common Stock, the intentions and the possible activities of the Reporting Persons are subject to change at any time.

          S. Jacqueline Egan and Rosalie V. Arthur intend to hold the Common Stock for investment purposes, and depending upon price, general economic and stock market conditions and other factors, each may sell, or otherwise dispose of, shares of Common Stock or acquire additional shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The percentages set forth in this Item 5 are based on the Form 10-K filed by the Issuer on April 2, 2001, which stated that as of March 16, 2001, there were 45,182,550 shares of Common Stock outstanding.

     (a) The shares of Common Stock beneficially owned by the Subject Persons are as follows:

          (i) Mr. Egan beneficially owns 3,262,863 shares of Common Stock (which includes (i) 110,000 shares of Common Stock;
                 (ii) 1,000,000 shares of Common Stock issuable upon exercise of stock options; and (iii) 2,152,863 shares of Common Stock owned by the Egan Trust) which represent approximately 7.0% of the outstanding shares of Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934) (or 3,703,943 shares of Common Stock if the 441,080 shares of Common Stock owned by the GRAT Trusts (as such term is defined above) are included, which represent approximately 8.0% of the outstanding shares of Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of
                 1934))

          (ii) the Egan Trust beneficially owns 2,152,863 shares of Common Stock which represent approximately 4.8% of the outstanding Common Stock;

          (iii) the Sarah Egan Mooney GRAT beneficially owns 88,216 shares of Common Stock which represent approximately 0.2% of the outstanding Common Stock;

          (iv) the Eliza Shenners Egan GRAT beneficially owns 88,216 shares of Common Stock which represent approximately 0.2% of the outstanding Common Stock;

          (v) the Catherine Lewis Egan GRAT beneficially owns 88,216 shares of Common Stock which represent approximately 0.2% of the outstanding Common Stock;

          (vi) the Teague Michael Thomas Egan GRAT beneficially owns 88,216 shares of Common Stock which represent approximately 0.2% of the outstanding Common Stock;

          (vii) the Riley Martin Michael Egan GRAT beneficially owns 88,216 shares of Common Stock which represent approximately 0.2% of the outstanding Common Stock;

          (viii) the 110 Trust beneficially owns 9 shares of Common Stock which represent less than 0.1% of the outstanding Common Stock;

          (ix) S. Jacqueline Egan, a trustee under the 110 Trust, beneficially owns 437 shares of Common Stock which represent less than 0.1% of the outstanding Common Stock; and

          (x) Rosalie V. Arthur, a trustee under the GRAT Trusts and the 110 Trust, beneficially owns 250 shares of Common Stock which represent less than 0.1% of the outstanding Common Stock.

          (b) Mr. Egan has voting and dispositive power with regard to the shares of Common Stock held by him. The Trustees have voting and dispositive power with regard to the shares of Common Stock held by the Reporting Person for which they serve as a trustee. Under the terms of the agreement establishing the Trusts (other than the 110 Trust), Mr. Egan has the right to acquire the shares of Common Stock held by these Trusts and to substitute other property of equivalent value at the time of such substitution. Therefore, Mr. Egan may be deemed to be the beneficial owner of such shares of Common Stock.

          (c) On March 21, 2001, the Issuer's Board of Directors granted Mr. Egan options to acquire 750,000 Common Stock effective July 3, 2001. Each option is exercisable into one share of Common Stock. 250,000 of the options vest on July 3, 2001, 250,000 of the options vest on July 3, 2002, and 250,000 of the options vest on July 3, 2003.

          (d) Rosalie Arthur, Dennis Dustin Smith and W. A. Bryan Patten, as independent trustees of each of the GRAT Trusts, have the power to pay to Mr. Egan's spouse or the personal representatives or other legal representatives of her estate any amounts of income or principal from the GRAT Trusts.

          (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          From time to time, there may be transfers of shares of Common Stock between Reporting Persons and/or between Reporting Persons and entities controlled by Reporting Persons. Such transfers have no effect on the beneficial ownership of the Reporting Persons described herein, and pursuant to such transfers, no person other than Mr. Egan or the trustees of the Trusts can obtain voting power or dispositive power over the shares of Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Joint Filing Agreement.

                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2001

                                   THE MICHAEL S. EGAN LIVING TRUST

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR RETAINED
                                   ANNUITY TRUST FOR SARAH EGAN MOONEY

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR RETAINED
                                   ANNUITY TRUST FOR ELIZA SHENNERS EGAN

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR RETAINED
                                   ANNUITY TRUST FOR CATHERINE LEWIS EGAN

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR RETAINED
                                   ANNUITY TRUST FOR TEAGUE MICHAEL THOMAS EGAN

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR RETAINED
                                   ANNUITY TRUST FOR RILEY MARTIN MICHAEL EGAN

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   THE 110 GROUP TRUST

                                   By: /s/ S. Jacqueline Egan
                                      -------------------------------------
                                   Name:   S. Jacqueline Egan
                                          ---------------------------------
                                   Title:  Trustee


                                   MICHAEL S. EGAN

                                   By: /s/ Michael S. Egan
                                      -------------------------------------
                                   Name:   Michael S. Egan
                                          ---------------------------------
                                   Title:  Trustee